Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Mimecast Services Limited	England & Wales

Mimecast South Africa (Pty) Ltd.	England & Wales

Mimecast North America Inc.	Delaware